Sun Life Reports Third Quarter 2025 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2025 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2025, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding.

TORONTO, ON - (November 5, 2025) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the third quarter ended
September 30, 2025.

•Underlying net income(1) of $1,047 million increased $31 million or 3% from Q3'24; underlying return on equity ("ROE")(1) was 18.3%.

◦Asset management & wealth(2) underlying net income(1): $500 million, up $26 million or 5%.
◦Group - Health & Protection underlying net income(1): $284 million, down $61 million or 18%.
◦Individual - Protection underlying net income(1)(3): $361 million, up $72 million or 25%.
◦Corporate expenses & other(1)(3): $(98) million net loss, increase in net loss of $(6) million or 7%.

•Reported net income of $1,106 million decreased $242 million or 18% from Q3'24; reported ROE(1) was 19.3%.
•Assets under management ("AUM")(1) of $1,623 billion increased $108 billion or 7% from Q3'24.
•Increase to common share dividend from $0.88 to $0.92 per share.

“Our Q3 results reflect the strength of our balanced and diversified business strategy,” said Kevin Strain, President and CEO of Sun Life. “Both Canada and Asia delivered strong underlying net income, while our U.S. businesses were challenged by unfavourable experience. We’re also continuing to see steady growth in our asset management businesses, including capital raising at SLC Management and institutional net flows at MFS. We ended the quarter with a LICAT ratio of 154 percent, demonstrating our strong capital position and announced a 4.5 percent increase to our dividend to 92 cents per share."

Strain added, “As one of the largest asset managers in the world with more than $1.6 trillion in assets under management, we recently announced the extension and formalization of our asset management pillar under the leadership of Tom Murphy. This new structure will help accelerate growth between our asset management, insurance and wealth businesses and drive strategic partnerships to the benefit of our Clients."

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q3'25	Q3'24	2025	2024
Underlying net income ($ millions)(1)	1,047	1,016	3,107	2,891
Reported net income - Common shareholders ($ millions)	1,106	1,348	2,750	2,812
Underlying EPS ($)(1)(4)	1.86	1.76	5.48	4.98
Reported EPS ($)(4)	1.97	2.33	4.85	4.83
Underlying ROE(1)	18.3%	17.9%	17.8%	17.2%
Reported ROE(1)	19.3%	23.8%	15.8%	16.8%

Growth	Q3'25	Q3'24	2025	2024
Asset management gross flows & wealth sales ($ millions)(1)	62,117	41,915	177,050	135,075
Group - Health & Protection sales ($ millions)(1)	498	445	1,613	1,467
Individual - Protection sales ($ millions)(1)	987	730	2,724	2,240
Assets under management ("AUM") ($ billions)(1)(5)	1,623	1,515	1,623	1,515
New business Contractual Service Margin ("CSM") ($ millions)(1)	446	383	1,287	1,167

Financial Strength	Q3'25	Q3'24
LICAT ratios (at period end)(6)
Sun Life Financial Inc.	154%	152%
Sun Life Assurance(7)	138%	147%
Financial leverage ratio (at period end)(1)(8)	21.6%	20.4%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in Q3'25 MD&A.
(2)Effective Q1'25, the Wealth & asset management business type was renamed to Asset management & wealth.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Prior period amounts have been updated.
(6)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(7)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(8)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.2 billion as at September 30, 2025 (September 30, 2024 - $9.9 billion).
EARNINGS NEWS RELEASE         Sun Life Financial Inc.     Third Quarter 2025    1

Financial and Operational Highlights - Quarterly Comparison (Q3'25 vs. Q3'24)

($ millions)	Q3'25
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Asset management & wealth	500	350	120	—	30	—
Group - Health & Protection	284	—	197	87	—	—
Individual - Protection(3)	361	—	105	60	196	—
Corporate expenses & other(3)	(98)	—	—	—	—	(98)
Underlying net income(1)	1,047	350	422	147	226	(98)
Reported net income (loss) - Common shareholders	1,106	316	414	98	373	(95)
Change in underlying net income (% year-over-year)	3%	2%	13%	(33)%	33%	nm(4)
Change in reported net income (% year-over-year)	(18)%	(51)%	8%	(71)%	nm(4)	nm(4)
Asset management gross flows & wealth sales(1)	62,117	55,848	4,076	—	2,193	—
Group - Health & Protection sales(1)	498	—	98	375	25	—
Individual - Protection sales(1)	987	—	130	—	857	—
Change in asset management gross flows & wealth sales (% year-over-year)	48%	54%	9%	—	15%	—
Change in group sales (% year-over-year)	12%	—	(21)%	25%	19%	—
Change in individual sales (% year-over-year)	35%	—	16%	—	39%	—

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'25 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q3'25 MD&A.
(3)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(4)Not meaningful.

Underlying net income(1) of $1,047 million increased $31 million or 3% from prior year, driven by:

•Asset management & wealth(1) up $26 million: Improved credit experience and higher fee income from higher AUM in Canada, and higher net seed investment income in SLC Management.
•Group - Health & Protection(1) down $61 million: Unfavourable insurance experience across Group Benefits and Dental in the U.S., partially offset by business growth and favourable insurance experience in Canada.
•Individual - Protection(1)(2) up $72 million: Business growth and favourable mortality experience in Asia, higher contributions from our India joint venture, and higher investment earnings in Canada.
•Corporate expenses & other(1)(2) $(6) million increase in net loss reflecting timing of strategic investment spend.

Reported net income of $1,106 million decreased $242 million or 18% from prior year, driven by:

•The prior year decrease in SLC Management's estimated acquisition-related liabilities(3);
•Unfavourable ACMA(4) impacts; and
•Market-related impacts reflecting unfavourable other market-related impacts, primarily from Asia, and real estate experience(5), partially offset by favourable interest rate impacts; partially offset by
•A gain from increased ownership interest in Bowtie(6); and
•The increase in underlying net income.

Underlying ROE was 18.3% and reported ROE was 19.3% (Q3'24 - 17.9% and 23.8%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 154%.

(1)Refer to section C - Profitability in the Q3'25 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q3'25 MD&A.
(2)Effective Q1'25, Regional Office in Asia was moved from the Corporate expenses & other business type to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(3)There were no changes in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates in Q3’25 (Q3'24 - a decrease of $334 million).
(4)Assumption Changes and Management Actions ("ACMA").
(5)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(6)On July 15, 2025, we acquired an additional interest in Bowtie Life Insurance Company Limited ("Bowtie"), which increased our ownership interest, excluding dilution, by approximately 11% and resulted in a total ownership interest of 55.8%. Total consideration was cash of $55 million. Our previously held interest in Bowtie was remeasured to its fair value, which resulted in a gain of $176 million recognized in reported net income in Q3'25 ("gain from increased ownership interest in Bowtie"). For additional information, refer to Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2025.
2    Sun Life Financial Inc.     Third Quarter 2025        EARNINGS NEWS RELEASE

Business Group Highlights

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $350 million increased $6 million or 2% from prior year, driven by:

•MFS(1) down $1 million (down $3 million on a U.S. dollar basis): A decrease in net investment income mostly offset by higher fee income from higher average net assets ("ANA"). Pre-tax net operating profit margin(2) was 39.2% for Q3'25, compared to 40.5% in the prior year.
•SLC Management up $7 million: Higher net seed investment income and fee-related earnings. Fee-related earnings(2) increased 8% driven by capital raising partially offset by higher expenses. Fee-related earnings margin(2) was 26.0% for Q3'25, compared to 24.2% in the prior year.

Reported net income of $316 million decreased $328 million or 51% from prior year, driven by the prior year decrease in SLC Management's estimated acquisition-related liabilities(3).

Foreign exchange translation led to an increase of $3 million in underlying net income and reported net income, respectively.

Total AUM(2) at Q3'25 was $1,176 billion (Q3'24 - $1,103 billion), consisting of $917 billion (US$659 billion) in MFS (Q3'24 - $873 billion and US$645 billion, respectively) and $259 billion in SLC Management (Q3'24 - $230 billion). Total Asset Management net inflows of $4.0 billion in Q3'25 (Q3'24 - net outflows of $17.4 billion) reflected SLC Management net inflows of $5.2 billion (Q3'24 - net inflows of $1.7 billion) from capital raising, partially offset by MFS net outflows of $1.2 billion (US$0.9 billion) (Q3'24 - net outflows of $19.1 billion and US$14.0 billion, respectively) from retail net outflows reflecting continued uncertainty in equity markets mostly offset by institutional net inflows.

BentallGreenOak ("BGO") closed its inaugural Canadian Value-Add Real Estate Strategy fund during the third quarter, raising $247 million. This fund positions BGO to capitalize on growth opportunities in Canada’s top real estate sectors by offering a differentiated investment strategy, reflecting BGO’s deep roots and long-standing commitment to the Canadian real estate market. BGO also launched BGO DataCenters, its European Hyperscale investment and development platform, focused on delivering customized sustainable, hyperscale, and AI-optimized digital infrastructure across Europe, meeting growing demand in one of real estate’s fastest-growing sectors.

InfraRed Capital Partners entered into a definitive agreement to acquire Rogers Communications’ data centre business to expand its footprint in Canada’s digital infrastructure market, capitalizing on rising demand for secure and reliable data centre services.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $422 million increased $47 million or 13% from prior year, driven by:

•Asset management & wealth up $19 million: Improved credit experience and higher fee income driven by higher AUM reflecting market movements.
•Group - Health & Protection up $25 million: Business growth, favourable insurance experience, and improved credit experience.
•Individual - Protection up $3 million: Higher investment earnings.
•Lower earnings on surplus primarily reflecting lower net interest income from lower surplus asset balances and rates.

Reported net income of $414 million increased $32 million or 8% from prior year, driven by the increase in underlying net income and favourable ACMA impacts, partially offset by market-related impacts reflecting unfavourable real estate experience and less favourable interest rate impacts.

Canada's sales(4):

•Asset management gross flows & wealth sales of $4 billion were up 9%, driven by higher mutual fund sales in Individual Wealth and higher rollover volumes in Group Retirement Services ("GRS") reflecting strong member deposits, partially offset by lower defined benefit solution sales in GRS.
•Group - Health & Protection sales of $98 million were down 21%, reflecting timing of large case sales.
•Individual - Protection sales of $130 million were up 16%, driven by higher non-participating life sales and increases across SLFD(5) and third-party channels.

Sun Life Global Investments ("SLGI") marked its 15-year anniversary of helping Canadians grow and protect their wealth. SLGI launched its first ETF Series in Q3'25, providing investors and advisors with more ways to access the deep specialized portfolio management expertise of MFS, SLC Management, and Crescent Capital Group LP. This quarter, the total Canada wealth platform reached $277 billion of AUMA(6), up 13% from prior year with strong net inflows of $1.6 billion over the last 12 months.

(1)MFS Investment Management ("MFS").
(2)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'25 MD&A.
(3)There were no changes in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates in Q3’25 (Q3'24 - a decrease of $334 million).
(4)Compared to the prior year.
(5)Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
(6)Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration (“AUA”). AUA represents Client assets for which Sun Life provides administrative services. In Canada, AUA includes mutual fund dealers' assets in Individual Wealth and administrative services assets in Group Retirement Services. There is no standardized financial measure for AUMA or AUA under IFRS. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'25 MD&A.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2025    3

In Individual Insurance, we maintained a market leadership position(1) for discrete Q2’25 and year-to-date, driven by strong performance in non-participating products, including critical illness, which grew 31% in Q3'25 compared to the prior year. We continue to transform our insurance business by increasing digital processes and automation, including enhancements to our Underwriting Decision Algorithm. These efforts have reduced underwriting cycle times by 30% since the start of the year, enabling faster decisions and a more seamless Client experience.

U.S.: A leader in health and benefits
U.S. underlying net income of US$107 million decreased US$54 million or 34% ($147 million decreased $72 million or 33%) from prior year, driven by:

•Group - Health & Protection down US$64 million: Reflecting lower Group Benefits and Dental results. Group Benefits results were driven by unfavourable medical stop-loss insurance experience and unfavourable long-term disability experience in employee benefits. Dental results were driven by higher utilization rates and the prior year impact of a retroactive premium payment.
•Individual - Protection up US$10 million: Improved credit experience and higher investment earnings.

Reported net income of US$72 million decreased US$178 million or 71% ($98 million decreased $241 million or 71%) from prior year, reflecting unfavourable ACMA impacts and the decrease in underlying net income, partially offset by market-related impacts driven by improved real estate experience.

Foreign exchange translation led to an increase of $1 million in underlying net income and reported net income, respectively.

U.S. group sales of US$273 million were up 25% ($375 million, up 25%), primarily driven by higher large case sales in employee benefits and higher Dental sales.

In Dental, our strong sales pipeline has produced several contract implementations and new contract wins during the quarter that will give more than 2.3 million new members access to the dental care and coverage they need.

In employee benefits, we expanded our Family Leave Insurance offering to three additional states. In total, Sun Life now offers family leave services to employers in 24 states through statutory and voluntary programs, representing more than 57% of the U.S. population.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $226 million increased $56 million or 33% from prior year, driven by:

•Asset management & wealth up $1 million: In line with the prior year.
•Individual - Protection(2) up $55 million: Continued strong sales momentum and in-force business growth across most markets, favourable mortality experience in International, and higher contributions from our India joint venture, partially offset by unfavourable credit experience.

Reported net income of $373 million increased $341 million from prior year, driven by a gain from increased ownership interest in Bowtie, favourable ACMA impacts, and the increase in underlying net income. Market-related impacts were in line with prior year as improved interest rate impacts were mostly offset by unfavourable other market-related impacts and less favourable equity market impacts.

Foreign exchange translation led to an increase of $1 million in underlying net income and an increase of $4 million in reported net income.

Asia's sales(3):

•Individual sales of $857 million were up 39%, driven by higher sales in:
◦Hong Kong from growth across all channels;
◦International from the broker channel;
◦the Philippines from agency and bancassurance channels; and
◦Indonesia and India primarily from the bancassurance channel.
•Asset management gross flows & wealth sales of $2 billion were up 15%, driven by higher fixed income fund sales in India and Mandatory Provident Fund ("MPF") sales in Hong Kong, partially offset by lower money market and fixed income fund sales in the Philippines.

New business CSM of $322 million in Q3'25 was up from $267 million in the prior year, driven by higher sales and profit margins partially offset by unfavourable business mix in Hong Kong.

We are dedicated to empowering advisors with centralized resources and AI-powered support for routine tasks and queries. In Hong Kong, our new Advisor Workbench streamlines multiple applications into a single, efficient platform.

In Sun Life Philippines, we have been recognized as the top Million Dollar Round Table ("MDRT")(4) company in the country for 2025, with 444 advisors qualifying, affirming our leadership in the Philippine life insurance industry and our commitment to excellence through the Most Respected Advisor program.

(1)Sales market share based on Q2'25 Life Insurance Marketing and Research Association data.
(2)Effective Q1'25, Regional office expenses & other was moved to the Individual - Protection business type, reflecting a reporting refinement. Prior period amounts reflect current presentation.
(3)Compared to the prior year.
(4)A global independent association of the world's leading life insurance and financial service professionals. Most number of MDRT members in 2025.
4    Sun Life Financial Inc.     Third Quarter 2025        EARNINGS NEWS RELEASE

Corporate
Underlying net loss was $98 million compared to underlying net loss of $92 million in the prior year, reflecting timing of strategic investment spend.

Reported net loss was $95 million compared to reported net loss of $49 million in the prior year, reflecting market-related impacts.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2025    5

Earnings Conference Call
The Company's Q3'25 financial results will be reviewed at a conference call on Thursday, November 6, 2025, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q3'26 period end.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

6    Sun Life Financial Inc.     Third Quarter 2025        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q3'25 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:

•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:

i)MFS shares owned by management;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q3'25 MD&A.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2025    7

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q3'25	Q3'24	2025	2024
Underlying net income	1,047	1,016	3,107	2,891
Market-related impacts
Equity market impacts	29	36	(19)	40
Interest rate impacts(1)	15	38	(22)	26
Impacts of changes in the fair value of investment properties (real estate experience)	(58)	(45)	(161)	(260)
Add: Market-related impacts	(14)	29	(202)	(194)
Add: Assumption changes and management actions	(13)	36	(14)	45
Other adjustments
MFS shares owned by management	(3)	(10)	1	(22)
Acquisition, integration and restructuring(2)(3)(4)(5)(6)(7)	128	312	36	170
Intangible asset amortization(8)	(39)	(35)	(175)	(109)
Other(9)(10)	—	—	(3)	31
Add: Total of other adjustments	86	267	(141)	70
Reported net income - Common shareholders	1,106	1,348	2,750	2,812
Underlying EPS (diluted) ($)	1.86	1.76	5.48	4.98
Add: Market-related impacts ($)	(0.03)	0.05	(0.36)	(0.34)
Assumption changes and management actions ($)	(0.02)	0.06	(0.02)	0.08
MFS shares owned by management ($)	(0.01)	(0.02)	—	(0.04)
Acquisition, integration and restructuring ($)	0.23	0.54	0.06	0.29
Intangible asset amortization ($)	(0.07)	(0.06)	(0.31)	(0.19)
Other ($)	—	—	(0.01)	0.05
Impact of convertible securities on diluted EPS ($)	0.01	—	0.01	—
Reported EPS (diluted) ($)	1.97	2.33	4.85	4.83

(1)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $12 million in Q3'25 and $41 million for the first nine months of 2025 (Q3'24 - $19 million; for the first nine months of 2024 - $63 million).
(3)There were no changes in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates in Q3’25 (Q3'24 - a decrease of $334 million).
(4)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(5)Q2'24 includes a restructuring charge of $108 million in the Corporate business group.
(6)To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, in Q2'24, we sold an additional 0.2% of our ownership interest.
(7)On July 15, 2025, we acquired an additional interest in Bowtie Life Insurance Company Limited ("Bowtie"), which increased our ownership interest, excluding dilution, by approximately 11% and resulted in a total ownership interest of 55.8%. Total consideration was cash of $55 million. Our previously held interest in Bowtie was remeasured to its fair value, which resulted in a gain of $176 million recognized in reported net income in Q3'25 ("gain from increased ownership interest in Bowtie"). For additional information, refer to Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2025.
(8)Includes an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(9)Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 9 of our Interim Consolidated Financial Statements for the period ended September 30, 2025 and section D - Profitability in the 2024 Annual MD&A.
(10)Includes the early termination of a distribution agreement in Asset Management in Q1'24.

8    Sun Life Financial Inc.     Third Quarter 2025        EARNINGS NEWS RELEASE

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q3'25	Q3'24	2025	2024
Underlying net income (after-tax)	1,047	1,016	3,107	2,891
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(26)	(12)	(241)	(207)
Assumption changes and management actions(1)	(18)	63	(19)	73
Other adjustments	67	246	(227)	33
Total underlying net income adjustments (pre-tax)	23	297	(487)	(101)
Add: Taxes related to underlying net income adjustments	36	35	130	22
Reported net income - Common shareholders (after-tax)	1,106	1,348	2,750	2,812
(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended September 30, 2025 (Note 10.B.v of the 2024 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q3'25 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q3'25 MD&A.

	Quarterly results
($ millions)	Q3'25	Q3'24
Assets under management
General fund assets	230,034	216,180
Segregated funds	164,895	145,072
Third-party AUM(1)	1,281,031	1,196,332
Consolidation adjustments(1)(2)	(52,497)	(42,381)
Total assets under management(2)	1,623,463	1,515,203

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q3'25 MD&A.
(2)Prior period amounts have been updated.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at September 30, 2025	As at December 31, 2024
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	1,494	479
Debt securities(1)	569	780
Equity securities(2)	—	112
Sub-total	2,063	1,371
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	(17)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,063	1,354

(1)Includes publicly traded bonds.
(2)Includes exchange traded fund ("ETF") Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2025    9

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q3'25
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	350	422	147	226	(98)	1,047
Add: Market-related impacts (pre-tax)	(3)	(15)	47	(57)	2	(26)
Assumption changes and management actions (pre-tax)	—	8	(61)	35	—	(18)
Other adjustments (pre-tax)	(36)	(8)	(45)	156	—	67
Tax expense (benefit)	5	7	10	13	1	36
Reported net income (loss) - Common shareholders	316	414	98	373	(95)	1,106
	Q3'24
Underlying net income (loss)	344	375	219	170	(92)	1,016
Add: Market-related impacts (pre-tax)	(7)	13	14	(55)	23	(12)
Assumption changes and management actions (pre-tax)	—	(47)	180	(74)	4	63
Other adjustments (pre-tax)	304	(8)	(43)	(7)	—	246
Tax expense (benefit)	3	49	(31)	(2)	16	35
Reported net income (loss) - Common shareholders	644	382	339	32	(49)	1,348

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to the new structure of our asset management pillar; (iv) that are predictive in nature or that depend upon or refer to future events or conditions; and (v) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the
Q3'25 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2024 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2025, Sun Life had total assets under management of $1.62 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

10    Sun Life Financial Inc.     Third Quarter 2025        EARNINGS NEWS RELEASE